Imperial Petroleum Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

November 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:    Imperial Petroleum Inc.

Registration Statement on Form F-1 (Registration No. 333-260829)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Imperial Petroleum Inc. hereby requests acceleration of the effective date of the Registration Statement on Form F-1 (Registration No. 333-260829) so that the Registration Statement becomes effective at 12:00 p.m., Eastern Time, on November 23, 2021, or as soon as practicable thereafter.

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer